SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___to ___

Commission file number 001-36599

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of RSM US LLP.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Audit Committee
MB Financial, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted new accounting guidance related to disclosure of investments. Prior year disclosures have been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/RSM US LLP
Indianapolis, Indiana
June 27, 2016

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets
Investments at fair value:
Shares of registered investment companies	$211,188,452	$142,473,885
Common/collective trust	21,115,679	16,443,853
MB Financial, Inc. common stock	9,648,909	10,039,953
	241,953,040	168,957,691
Receivables:
Employer contributions, net of forfeitures	14,207,258	7,406,363
Participants contributions	—	387
Notes receivable from participants	4,544,119	2,998,619
Plan transfer in (Note 8)	—	68,630,977
	18,751,377	79,036,346
Total assets	260,704,417	247,994,037
Liabilities	—	—
Net assets available for benefits	$260,704,417	$247,994,037

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Investment income (loss):
Net depreciation in fair value of investments	$(4,195,079)
Dividends and interest	4,790,000
Net investment income	594,921

Interest income on notes receivable from participants	180,265

Contributions:
Participants	16,028,596
Employer	14,207,258
Rollovers	1,494,234
Other	14,312
Total contributions	31,744,400

Total additions	32,519,586

Deductions:
Benefits paid	19,723,125
Administrative expenses	86,081
Total deductions	19,809,206

Net increase	12,710,380

Net assets available for benefits:
Beginning of year	247,994,037
End of year	$260,704,417

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings and (b) the Company's profit sharing contributions. Allocations are based on participant earnings or account balances, as defined. Each participant's account is charged an administrative expense. For the 2015 plan year, the administrative expense structure changed from an allocation based on account balances to a fixed fee on October 1, 2015.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2015, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's eligible compensation and 50% of each participant's deferral contribution for the next 5% of the participant's eligible compensation, along with a profit sharing contribution of approximately 3.25% of eligible compensation.  Matching contributions are required by the Plan, while profit sharing contributions are discretionary.

Each participant may make tax deferred contributions of up to 75% of his or her compensation, as defined in the Plan.  Participants may also make Roth contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations. The Plan allows for automatic enrollment once a participant is eligible to make contributions to the Plan unless the participant elects not to contribute to the Plan. The automatic contribution percentage starts at 4% and increases 1% annually up to 7%. In addition, if a participant elects to contribute to the Plan, the participant's contribution election percentage increases 1% annually up to 7%.

Vesting:

Participants are immediately vested in their contributions.  Vesting in the Company matching contributions plus actual earnings thereon, if any, occurs after two years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested in the Company's profit sharing contributions after six years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time. Participants are subject to the Company's insider trading restrictions when making changes to investments in MB Financial, Inc. common stock.

Notes receivable from participants:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Interest rates on loans outstanding as of December 31, 2015 ranged from 4.25% to 9.25%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options or maintain the funds in the Plan.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

Forfeited non-vested accounts shall be used to reinstate previously forfeited account balances for participants who left and later returned to the Company and reduce the contribution of the Company in the year in which such forfeitures occur. In March 2015, approximately $310,000 was used to reduce 2014 Company contributions, while $5,000 was used to pay plan administrative expenses.  For the year ended December 31, 2015, the Company contributions remitted to the Plan in March 2016 were reduced by approximately $282,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

The Plan custodian, recordkeeper and trustee is Vanguard Fiduciary Trust Company (Vanguard).

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

New authoritative accounting guidance:

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this Update is to simplify plan accounting.

•
The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•
The amendments in Part II of this Update will eliminate the requirements for plans to disclose (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•
The amendments in Part III of this Update reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part II of this update for the 2015 plan year, and the amendments in Part II were retrospectively applied to December 31, 2014.  Prior year disclosures in Note 5 have been revised to reflect the retrospective application.  The amendments in Part I and Part III do not apply to the Plan.  The impact of adopting these amendments is reflected in the financial statements.

Note 3.	Related-Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 298,082 shares of MB Financial, Inc. common stock with a cost of $7,047,577 and a fair value of $9,648,909 at December 31, 2015.  The Plan purchased approximately 25,080 shares of MB Financial, Inc. common stock at a cost of $798,847 and sold approximately 32,536 shares for $1,052,144 during the year ended December 31, 2015.  The Plan held 305,537 shares of MB Financial, Inc. common stock with a cost of $7,053,458 and a fair value of $10,039,953 at December 31, 2014.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 5.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2
Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Funds: Valued at the net asset value ("NAV") per unit held by the Plan at year end as quoted by the funds. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. Participant transactions may occur daily.

MB Financial, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Stock Market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels:

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2015, there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies	$211,188,452	$—	$—	$211,188,452
Common/collective trust	21,115,679	—	—	21,115,679
MB Financial, Inc. common stock	9,648,909	—	—	9,648,909
Total	$241,953,040	$—	$—	$241,953,040

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies	$142,473,885	$—	$—	$142,473,885
Common/collective trust	16,443,853	—	—	16,443,853
MB Financial, Inc. common stock	10,039,953	—	—	10,039,953
Total	$168,957,691	$—	$—	$168,957,691

Note 6.	Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated February 12, 2013, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The Plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 7.	Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$260,704,417	$247,994,037
Fair value adjustment of fully benefit-responsive contracts	—	504,780
Increase in investments related to reclass from notes receivable to investments	4,544,119	2,998,619
Decrease in receivables related to reclass from notes receivable to investments	(4,544,119)	(2,998,619)
Net assets available for benefits per the Form 5500	$260,704,417	$248,498,817

Changes in net assets available for benefits per the financial statements	$12,710,380
Investment income - fair value adjustment of fully benefit-responsive contracts	(504,780)
Increase in investment income related to reclass from notes receivable to investments	180,265
Decrease in interest income related to reclass from notes receivable to investments	(180,265)
Changes in net assets available for benefits per the Form 5500	$12,205,600

Note 8.	Plan Merger

On August 18, 2014, MB Financial, Inc., the Plan Administrator, acquired Taylor Capital Group, Inc., the plan administrator of the Taylor Capital Group, Inc. 401(k) and Profit Sharing Plan (the "Taylor Plan"), and became the sponsor of the Taylor Plan. The MB Financial, Inc. 401(k) Committee resolved to merge the Taylor Plan into the Plan effective the close of business on December 31, 2014. Total assets transferred in from the Taylor Plan were $70.3 million. Of this amount, $1.6 million was disbursed in kind at December 31, 2014 and, therefore, was reflected in the Plan's investments held at fair value as of that date. A plan transfer receivable of $68.6 million was recorded as of December 31, 2014 on the statement of net assets available for benefits for the net assets of the Taylor Plan, which were received by the Plan in January 2015.

Note 9.	Subsequent Event

Effective January 1, 2016, the Plan management changed the frequency of the employer match from annual to per pay period.

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2015
EIN 36-4460265, PN 001
		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value
*	Baird Core Plus Bond Fund; Institutional Class	Registered Investment Company	N/A	$13,276,444
*	TRP Blue Chip Growth Fund	Registered Investment Company	N/A	19,230,000
	TRP Dividend Growth Fund	Registered Investment Company	N/A	4,257,642
*	Vanguard Institutional Index Fund	Registered Investment Company	N/A	16,628,956
	Vanguard Institutional Target Retirement 2010 Fund	Registered Investment Company	N/A	2,014,075
	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	N/A	9,765,556
	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	N/A	7,180,057
*	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	N/A	25,527,315
	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	N/A	11,475,524
	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	N/A	20,399,240
	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	N/A	7,696,939
	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	N/A	12,016,662
	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	N/A	5,958,224
	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	N/A	1,410,327
	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	N/A	250,199
	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	N/A	4,688,015
	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	N/A	11,056,182
	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	9,864,610
	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	284,160
	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	8,848,950
	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Company	N/A	3,055,735
	Vanguard Total International Bond Index Fund Admiral Shares	Registered Investment Company	N/A	318,291
	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	N/A	799,000
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	N/A	15,186,349
*	Vanguard – Retirement Savings Trust III	Common/Collective Trust	N/A	21,115,679
*	MB Financial, Inc. Common Stock	Common Stock	N/A	9,648,909
*	Participant Loans	Interest Rates Range from 4.25% to 9.25%; Maturing through October 29, 2030	N/A	4,544,119
				$246,497,159
*	Party-in-interest.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial, Inc., as Plan Administrator

Date:	June 28, 2016	/s/Randall T. Conte
Randall T. Conte
Vice President and Chief Financial Officer